Exhibit 99.17

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of FIRST COBALT CORP. (the “Company”) on Thursday, December 2, 2021, at 10:00 a.m. (Toronto time), for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2020, together with the report of the Auditors thereon;

2.	To appoint KPMG LLP as the Auditor of the Company for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the Auditor;

3.	To fix the number of directors of the Company for the ensuing year at five (5);

4.	To elect directors of the Company for the ensuing year;

5.	To consider and, if deemed advisable, to approve with or without variation, a special resolution authorizing an amendment to the Company’s articles to change the name of the Company to a name to be determined by the board of directors of the Company (the “Board”)in its sole discretion (the “Name Change”) and as more particularly described in the accompanying management information circular of the Company dated October 22, 2021 (the “Circular”); and

6.	To consider and, if deemed advisable, to approve with or without variation, a special resolution authorizing an amendment to the Company’s articles to complete a consolidation (the “Consolidation”) of the Company’s issued and outstanding common shares (the “Common Shares”) on the basis of one (1) post-Consolidation Common Share for between ten (10) and eighteen (18) pre-Consolidation Common Shares, as determined by the Board in its sole discretion and as more particularly described in the accompanying Circular;

7.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders to approve the 2021 LTIP, as more particularly described in the accompanying Circular; and

8.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Due to ongoing concerns regarding the spread of COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Company encourages Shareholders to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials. Registered Shareholders and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting virtually by following the instructions below. Registered Shareholders and duly appointed proxyholders will not be able to vote at the Meeting through the general public dial in and webcast link provided below. Non-registered Shareholders who have not duly appointed themselves and not completed the pre-registration steps will be able to attend the Meeting virtually as guests, but guests will not be able to vote or ask questions at the Meeting. We encourage participants to dial in 5-10 minutes prior to the scheduled start time and ask to join the Meeting.

Date:	Thursday, December 2, 2021

Time:	10:00 a.m. (Toronto time)

General Public Dial-In:	North America Toll Free	1-800-319-4610
	International Toll	1-604-638-5340

Webcast:	http://services.choruscall.ca/links/firstcobalt20211202.html

In order to vote and/or ask questions during the Meeting, registered Shareholders and duly-appointed proxyholders must pre-register using the link below no later than 10:00 a.m. (Toronto time) on Tuesday, November 30, 2021. If the Meeting is postponed or adjourned, the pre-registration deadline will be extended to 10:00 a.m. (Toronto time), two (2) full business days before any adjourned or postponed Meeting for which the pre-registration is intended.

https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNu mber=10016745&linkSecurityString=1307494af7

Upon registration at the link above, registered Shareholders and duly appointed proxyholders will be provided a separate phone number and a unique PIN for registration purposes at the Meeting. Registered Shareholders and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting virtually using the separate phone number and a unique PIN.

With the exception of the Consolidation resolution and Name Change resolution, all resolutions require a simple majority of the votes cast at the Meeting, whether in person or by proxy. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by Shareholders (in person or by proxy) in respect of that resolution at the Meeting. The resolution to approve the 2021 LTIP requires a simple majority of the votes cast at the Meeting by disinterested Shareholders. The text of each “special resolution” has been provided in the Circular.

The nature of the business to be transacted at the Meeting is described in further detail in the Circular, which forms part of this Notice and provides additional information relating to the matters to be dealt with at the Meeting.

You are entitled to vote at the Meeting and any postponement or adjournment thereof if you owned Common Shares of the Company at the close of business on October 8, 2021 (the record date). For information on how you may vote, please refer to Part 1 of this Circular.

Toronto, Ontario

October 22, 2021

By Order of the Board of Directors,

“Trent Mell”

Trent Mell
President and Chief Executive Officer

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